Exhibit 99.1

ORLA MINING LTD

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Company”) will be held via conference call on the 21st day of June, 2023, at 8:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2022, together with the report of the auditor thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to appoint Ernst & Young LLP as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(d)	to consider a non-binding advisory resolution on the Company’s approach to executive compensation, as more fully described in the accompanying management information circular (the “Circular”); and

(e)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Meeting will be held in a virtual only format, which will be conducted via conference call and available for guests via live webcast, as follows:

Conference Call (Participant or Guest): 877-407-6184 (toll free)
Webcast (Guest Only): https://event.choruscall.com/mediaframe/webcast.html?webcastid=qSF3Sajw

Only registered Shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting via conference call, provided they are connected to the call and comply with all of the requirements set out in the Circular. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate, vote and ask questions at the Meeting. Any person, including registered shareholders and duly appointed proxyholders, who participates at the Meeting via webcast only will not be able to vote on matters put before the Meeting, ask questions, or otherwise participate at the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular.

Non-registered Shareholders (being Shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting via conference call or webcast as guests, but guests will not be able to vote, ask questions or otherwise participate at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the Circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Registered Shareholders are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Investor Services Inc., Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or online www.investorvote.com. In each case, proxies must be received not later than 8:00 a.m. (Vancouver time) on June 19, 2023, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you will not be able to vote, ask questions or otherwise participate at the Meeting.

A Shareholder who wishes to appoint a person other than the proxyholders identified on the form of proxy or voting instruction form (including a non-registered Shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting via conference call) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form accompanying this Notice of Meeting.

Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

Dated May 11, 2023.

By Order of the Board of Directors

“Jason Simpson”
Jason Simpson
President, Chief Executive Officer and Director